February 11, 2010

United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kathleen Krebs

Re: Definitive Proxy Statement

Dear Ms. Krebs:

We have revised our Proxy Statement based on the oral comments we received from you during our discussion on February 4, 2010. The revisions are included in our Definitive Proxy Statement filed on February 11, 2010.

Yours truly,
Applied Signal Technology, Inc.,

/s/ James E. Doyle

James E. Doyle
Chief Financial Officer